United States securities and exchange commission logo





                             March 28, 2024

       Kendrew Hartanto
       Chief Executive Officer
       BrilliA Inc
       220 Orchard Road
       Unit 05-01, Midpoint Orchard
       Singapore 238852

                                                        Re: BrilliA Inc
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 7,
2024
                                                            CIK No. 0002000230

       Dear Kendrew Hartanto:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. We note your disclosure that the offering is contingent upon listing on Nasdaq or another national securities
exchange. Please revise for consistency with disclosure on page 111 that indicates the
offering is contingent upon Nasdaq listing (i.e., without reference to other exchanges), or
advise.
   2. We note your disclosure that you will be a controlled company after the closing of this offering. Please revise
your cover page to state whether you intend to take advantage of the controlled company
exemptions under the Nasdaq rules. Additionally revise your
                                                        prospectus summary to
identify the Nasdaq regulations for which you intend to claim an exemption as a foreign
private issuer, consistent with disclosure on page 18.
 Kendrew Hartanto
FirstName
BrilliA Inc LastNameKendrew Hartanto
Comapany
March       NameBrilliA Inc
       28, 2024
March2 28, 2024 Page 2
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FirstName LastName
Presentation of Financial Information, page iii

3. In the first paragraph under Basis of Presentation, please expand to disclose that the financial statements included in the filing have been prepared and presented in accordance with International Financial Reporting Standards ("IFRS") as issued by the International
         Accounting Standards Board ("IASB").
4. Refer to Financial Information in U.S. Dollars. Please expand to clarify that the filing includes:

                unaudited pro forma financial statements of BrilliA Inc ("BrilliA" or "the Company")
              as of and for the year ended March 31, 2023 presented in U.S. dollars ("USD").

                audited financial statements of Bra Pro Limited ("Bra Pro") for the two years ended
              March 31, 2023 presented in U.S. dollars ("USD"), which is the functional currency and reporting currency.

                audited financial statements of PT Mirae Asia Pasifik ("MAP") for the two years ended March 31, 2023 presented in Indonesian Rupiah ("IDR"), which is the functional and reporting currency, and that solely for the convenience of the reader, you are presenting a U.S. dollar convenience translation for the most recent fiscal year using a year-end translation rate of USD1.00 = IDR15,062 at March 31, 2023.
5. Provide a subsection heading, such as the Group Reorganization to explain the reorganization or restructuring that is yet to be completed. We note that BrilliA is a newly formed holding company with no operations and will succeed to the operations of Bra Pro and MAP via a Group restructuring, share swap agreement, and/or reorganization between these entities and their shareholders. Please disclose this information and the relevant various dates of completion, along with addressing the following:

                Tell us and disclose how you will treat the Group restructuring for accounting purposes, such as applying the predecessor value method (i.e., historical cost values or existing book values, with no goodwill recognized).

                Tell us the controlling shareholders and ownership percentage of each of BrilliA, Bra
              Pro and MAP before and following completion of the reorganization. We note that
              BrilliA Singapore was created on December 5, 2023 as a wholly-owned subsidiary of
              BrilliA for the purpose to acquire MAP.

                Disclose if true, that Bra Pro has been identified as the direct Predecessor entity to
              BrilliA, and that in turn BrilliA is deemed to be the Successor entity.

                Disclose that upon the completion of the restructuring, the historical financial statements of Bra Pro will represent the historical financial statements of BrilliA going forward.
 Kendrew Hartanto
FirstName
BrilliA Inc LastNameKendrew Hartanto
Comapany
March       NameBrilliA Inc
       28, 2024
March3 28, 2024 Page 3
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                Disclose if Bra Pro will be considered as the accounting acquirer entity of MAP, with
              MAP being considered as the acquired entity. Disclose and tell us how you will account for the acquisition, such as via the acquisition method described in paragraph
              10 of IFRS 3 (Business Combinations), or at historical cost values. Otherwise, to the extent BrilliA Singapore will be the acquirer, tell us and disclose how you will account for this acquisition or share exchange.

                To the extent that Bra Pro is determined to be the Predecessor entity to BrilliA and also the acquirer of MAP, tell us and disclose the reasons why Bra Pro would be considered the acquirer entity, such as it has the larger operations in terms of revenues and assets, has control or power over MAP and any other aspects for determining the acquirer pursuant to paragraphs 6 and 7 of IFRS 3 (Business
              Combinations) and paragraphs 5 through 7 of IFRS 10 (Consolidated Financial
              Statements).
Prospectus Summary, page 1

6. Please revise your summary to present a more balanced description of the challenges and/or weaknesses of your business and operations. For example, you highlight your competitive strengths and growth strategies without equally prominent disclosure regarding your weaknesses.
Risk Factors, page 9

7. Please add risk factor disclosure to clearly identify the extent to which you manufacture your own products and/or rely on third-party manufacturers in Indonesia, Thailand, and
         China to manufacture your products, current and planned, and to discuss the material risks related to manufacturing.
8. We note your risk factor disclosure that you heavily rely on third-party suppliers for the production of textile. Please update this risk factor disclosure if you have experienced any material disruptions due to this reliance.
9. Please add risk factor disclosure to identify the primary raw materials used for your products, current and planned, and to discuss material related risks related to supply.
10. Please disclose whether and how your business, products, or operations are materially impacted by supply chain disruptions, especially in light of Russia s invasion of Ukraine and the effectiveness of the Uyghur Forced Labor Prevention Act ("UFLPA"). For
         example, discuss whether you have or expect to:

                suspend the production, purchase, sale, or maintenance of certain items;
                experience labor shortages that impact your business; experience cybersecurity attacks in your supply chain; experience higher costs due to constrained capacity or increased commodity prices or
 Kendrew Hartanto
FirstName
BrilliA Inc LastNameKendrew Hartanto
Comapany
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       28, 2024
March4 28, 2024 Page 4
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              challenges sourcing materials (e.g., cotton or other raw material sourced from
              Western China);
                experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
                be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or
                be exposed to supply chain risk in light of Russia   s invasion
of Ukraine, the
              effectiveness of the UFLPA, and/or related geopolitical tensions.

         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business. In this regard, we note disclosure on page
         72 regarding your plans to impose order terms and obtain supplier certifications regarding
         the sourcing of textile from China   s Xinjiang Uyghur Autonomous
Region.
We may be unable to successfully implement our business objectives and our expansion plans may not be successful, page 10

11. Please expand your risk factor disclosure to more fully discuss the potential risks related to your business plan. Without limitation, your disclosure should address the specific risks related to the expected development and marketing of DIANA-branded products, development of your online selling platform, opening of retail and pop-up outlets in
         Indonesia and elsewhere, and investment in other garment segments.
Our controlling shareholder has substantial influence over the Company, page 19

12. Please revise your disclosure to highlight potential conflicts of interest related to Mr.
         Salim   s management roles, in addition to his controlling
shareholding interest and voting
         control.
Capitalization, page 27

13. Please clarify that the actual historical data presented is that of Bra Pro, which may be considered the predecessor entity to BrilliA. In this regard, further expand the shareholders' equity section to also provide the actual historical equity line items, including share data, of Bra Pro, as your current equity disclosures appear to solely represent that of BrilliA.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
30

14. We note your MD&A includes two separate sets of discussion consisting of Bra Pro and
         MAP. To the extent the reorganization transactions have not been completed in the next amendment, please consider revising the current presentation of MD&A to instead include separate sets of MD&A discussion of these entities under two separate MD&A headings. The separate MD&A's should include an overview section of the proposed
 Kendrew Hartanto
FirstName
BrilliA Inc LastNameKendrew Hartanto
Comapany
March       NameBrilliA Inc
       28, 2024
March5 28, 2024 Page 5
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FirstName LastName
         reorganization with BrilliA, including the anticipated reorganization completion date, that the reorganized entity will consist of the combined operations of BrilliA, Bra Pro, and
         MAP, that the financial results are prepared under IFRS as issued by the IASB, and the reporting currency of the combined company. At the beginning of each respective MD&A discussion, disclose which currency the financial results of operations and liquidity are being presented.
15.      We note references to a "Failure in customers' order shipment
arrangement" and    flawless
         execution of orders    on pages 36 and 38, respectively. Please revise
to reconcile the
         apparent inconsistency or to otherwise balance your description of MAP. Please also revise to reconcile the apparent inconsistency in the number of customers representing
         90% or 100% of revenue on pages 9 and 45.
History and Corporate Structure, page 46

16. Please revise this section to clarify when the reorganization will be completed, modifying
         the reference to the    corporate structure on an assumed basis    as
appropriate. If the
         reorganization is not expected to be completed prior to the offering, discuss the reasons why and the related uncertainties and risks.
17. If Bra Pro and MAP are under the control of Mr. Salim and potentially other related parties, then please include disclosure regarding the transactions referenced in this section within your related party transactions section.
Industry Overview, page 48

18. We note your disclosure that all the information and data in this section have been derived from a third-party commissioned report, consisting of graphics with some accompanying text. We further note that graphics should accurately represent your current business and not be confusing. Accordingly, please revise this section to explain how the industry information relates to your business, clearly distinguishing between your current and planned operations, and to provide sufficient context for investors to understand and evaluate the tables and other information in relation to your company. Refer to Securities
         Act Forms Compliance and Disclosure Interpretation 101.02 for guidance.
Business, page 67

19. Please revise this section to more clearly and fully describe your current business, including discussion of your current services, products, markets, and customers. Ensure consistency with disclosure elsewhere in your registration statement. In this regard, we
         note disclosure on pages 46 (   Bra Pro is principally engaged in
sales and marketing of
         lingerie   s products   ) and 47 (   MAP is principally engaged in
providing wholesale trading
         of clothing and other management consultation activities   ), and well
as disclosure on page
         42 that you primarily generate revenue from rendering services as the appointed agent to two customers (described as management services from order allocation to CMTP contract manufacturers, and logistics arrangements for export of the finished goods).
 Kendrew Hartanto
FirstName
BrilliA Inc LastNameKendrew Hartanto
Comapany
March       NameBrilliA Inc
       28, 2024
March6 28, 2024 Page 6
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FirstName LastName
20. Please further revise this section to more fully discuss plans to expand and diversify your business, including the current status, key milestones, expected timetable, and material obstacles to overcome. Clearly distinguish your aspirations from your accomplishments throughout. Address, without limitation, whether you expect your current business to be impacted by your planned business; for instance, whether current customers may be less willing to purchase your services for their products when you are engaged in developing, producing, and marketing your own products. Include risk factor disclosure regarding any material risks to your current business posed by your prospective business.
21. We note disclosure that you primarily focus on delivering brassieres to over 20 esteemed brands through named international companies. Please revise to clarify whether these companies represent your customers, including the customers disclosed as representing approximately 90% or 100% of your revenues on pages 9 and 45. In addition to more clearly describing your customers, please discuss the material terms of your purchase order or other customer arrangements.
22. Your disclosure indicates that BrilliA represents the integration of former stand-alone companies, Bra Pro and MAP. Please revise to more fully explain the steps involved in integrating the business of these companies, and to discuss material related risks to you and investors.
23. We note disclosure that your headquarters provides for operational needs except for your manufacturing capabilities (page 68), but also that an in-house production facility is located at your headquarters (page 69). Please revise to reconcile this apparent inconsistency and discuss your manufacturing and/or production facilities, including capacity and any plans to expand in connection with your business plans.
Our Licensed Brand, page 70

24. Please revise your disclosure to describe the material terms of the DIANA license, including, without limitation, its termination and renewal provisions. Additionally file the license agreement as an exhibit to your registration statement.
25. Your business plans appear primarily or solely based on DIANA-branded products, and
         we note disclosure that you    plan to further develop the DIANA
brand.    However, the
         DIANA brand is not owned by the Company and is licensed for a limited period, through
         December 31, 2025. Please discuss the risks involved with basing your business growth upon a third- or related-party brand.
26. We note disclosure that you have licensed the DIANA brand from Mr. Salim (page 73), while this section indicates PT Gunung Mas International is the licensor. Please revise to clarify the relationship between Mr. Salim and PT Gunung Mas International, and include appropriate disclosure regarding the DIANA license in your related party transactions
         section. Revise to clarify disclosure that describes DIANA as    a
respected European label
         under the care of Podiono   s family since 1978.    Further assess the
potential conflicts of
         interest and risks related to your developing a brand that belongs to Mr. Salim, if true.
 Kendrew Hartanto
BrilliA Inc
March 28, 2024
Page 7
Sales and Marketing, page 71

27. Please expand this section to discuss whether and how you expect to modify your sales and marketing approach in connection with business plans to market DIANA-branded products directly to end-users through online and retail channels. Include analogous disclosure in following sections with regard to your customers, suppliers, and competitors, explaining how you expect these relationships to change. Integrate or otherwise ensure consistency with disclosure in the section entitled "Growth Strategies" to clearly discuss the status, milestones, timeline, and obstacles related to your planned business expansion and diversification.
Competition, page 72

28. This and the following section appear to discuss your competitive position as a service provider in the ODM/OEM market in Indonesia. Please expand to additionally discuss the competitive situation you expect to encounter in connection with your business plans to market DIANA-branded products.
Intellectual Property, page 75

29. We note that the table includes multiple entries for class 25 with different expiry dates.
         Please revise your disclosure to explain the significance of these multiple registrations and to clearly identify the earliest date on which your intellectual property protection is expected to end.
Property, page 78

30. Please revise to disclose the information required by Item 4(a) of Form F-1 and Item 4.D of Form 20-F, including the property uses, productive capacity, extent of utilization, environmental issues, and expansion plans. Please also revise disclosure relating to environmental licenses on page 79 to clarify the relationship that the two named individuals have with the Company.
Regulatory Environment, page 81

31. We note your statements that this overview is provided as general information only and that investors should consult their own advisers regarding the implication of BVI and
         Indonesian laws and regulations on your business and operations. Please revise to remove any implication that investors are not entitled to rely on the disclosure in your registration statement.
32. Please revise this section to discuss the regulatory framework that will apply to your
FirstName LastNameKendrew Hartanto
       operations in connection with your business plans. Clearly disclose whether you or your
Comapany   NameBrilliA
       operating          Inc are required to obtain additional regulatory
approvals or
                 subsidiaries
March permissions
       28, 2024 Pageto 7expand and diversify your business.
FirstName LastName
 Kendrew Hartanto
FirstName
BrilliA Inc LastNameKendrew Hartanto
Comapany
March       NameBrilliA Inc
       28, 2024
March8 28, 2024 Page 8
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FirstName LastName
Management, page 83

33. Please revise the table to refer to the independent directors as nominees, consistent with their biographies and consents filed as exhibits to your registration statement. Additionally revise the biographies to identify other principal directorships. Executive Compensation, page 89

34. Please update your compensation information for the fiscal year ended March 31, 2024.
Principal Shareholders, page 90

35. We note the reference to options, warrants, or convertible securities overlying Class A or
         Class B shares. If no such securities are outstanding, please revise this disclosure accordingly. Alternatively, if such securities are outstanding, please revise the footnotes to the beneficial ownership table to include disclosure regarding such securities, and additionally revise the summary section to discuss how such securities are treated for purposes of ownership information throughout.
Related Party Transactions, page 91

36. Please revise this section to provide the information required by Item 4(a) of Form F-1 and Item 7.B of Form 20-F. Your disclosure should clearly describe each related party relationship and discuss the nature and extent of related party transactions and loans in accordance with these requirements. In addition, your disclosure should cover the period indicated and be updated to speak as of the date of your prospectus.
37. Section 402 of the Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure any applicable arrangements will be extinguished prior to the completion of the initial public offering, or tell us why this provision does not apply to any of the advances or loans disclosed in this section.
38. Please revise to disclose whether you will adopt a policy regarding related party transactions. If so, additionally disclose the principal provisions of such policy and file it as an exhibit to your registration statement.
Description of Shares Capital, page 93

39. Please revise to provide a full description of the Class B shares, including, without limitation, the information regarding transferability, dividends, and voting that currently appears on page 90. Additionally disclose whether the Class B shares are convertible and any sunset provisions that limit the lifespan of the high-vote shares.
40. Please explain how, with your dual-class structure with different voting rights, you will determine whether more than 50 percent of your outstanding voting securities are owned
 Kendrew Hartanto
BrilliA Inc
March 28, 2024
Page 9
         of record by U.S. residents for purposes of satisfying the foreign private issuer definition.
         Please refer to Securities Act Rule 405, Exchange Act Rule 3b-4, and Securities Act Rules
         Compliance and Disclosure Interpretation 203.17.
Experts, page 113

41. Given that there are two separate sets of financial statements as of March 31, 2023 and
         2022 and for the two years ended, please disclose the name of each of the entities for which such financial statements are being provided, disclosing that both have been audited by TAAD, LLP with their respective audit reports expressing an unqualified opinion on the financial statements.
Index to Financial Statements, page F-1

42. Please provide disclosure in the filing as to why no financial statements have been presented for the registrant (i.e., BrilliA Inc). In this regard, disclose the reasons for omitting the financial statements of BrilliA such as it has no, or nominal, assets and liabilities, and it has not commenced operations.
Audited Financial Statements of Bra Pro Limited
Note 1. General Information, page F-7

43.      Please address the following:

                Refer to the discussion under Organization and reorganization. As you have 100 issued and outstanding ordinary shares as of March 31, 2023, expand to disclose the subsequent share issuances as we note on November 28, 2023 the Company has allotted 49,900 shares to Shim Siang Fan and transfer of 41,176 shares to Salim
              Podiono, Nursalim Podiono and Kendrew Hartanto.

                Disclose the related party relationship, and ownership percentages, of each of these individuals in the Company as of March 31, 2023 and tell us the ownership percentages prior to the proposed group reorganization with BrilliA.
Note 3. Summary of Significant Accounting Policies, page F-10

44.      Please address the following:

                Refer to the discussion of financial assets on page F-12. Define the meaning of the acronym FVTOCI, which we assume to be fair value through other comprehensive income, based on defined terms in IFRS 9.
FirstName
           LastNameKendrew        Hartanto
          Refer to the discussion of revenue recognition. Expand your disclosure under sales of
Comapany goods
          NameBrilliA    Inc
                 to also state revenue is recognized at a point in time. Further, under service
March 28, 2024 Page 9 that revenue is recognized over time as services are rendered.
          fees, disclose
FirstName LastName
 Kendrew Hartanto
FirstName
BrilliA Inc LastNameKendrew Hartanto
Comapany
March       NameBrilliA Inc
       28, 2024
March1028, 2024 Page 10
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FirstName LastName
Note 12. Revenue, page F-22

45. Refer to the tabular disclosure of sales of goods and services by geographical location.
         Further disclose any individual country and the related amount of revenue that is considered material. Also, separately disclose the amount of revenue attributable to your country of domicile. Refer to paragraph 33(a) of IFRS 8. For example, disclose the breakdown of countries within North America, Europe, etc. where material revenues are generated.
Unaudited Pro Forma Condensed Combined Financial Information, page F-61

46. Given that BrilliA was formed for the purpose of holding the businesses of Bra Pro and
         MAP and is intending to complete a series of transactions under a Group reorganization, please consider moving the unaudited pro forma financial statements and presenting them earlier in the document, such as before MD&A.
47. On the introduction page, please clarify in the second paragraph that the historical financial statements of Bra Pro and MAP included in the filing are prepared in accordance with IFRS as issued by the IASB. Clarify, if true, that there are no historical financial statements of the Company included in the filing. In addition, expand your disclosure to address the following:

                Provide detailed disclosure on the introductory page of how you intend to treat the
              Group reorganization for accounting purposes.

                Include totals of your adjustments column on pages F-62 and F-63, and relabel the columnar heading as Transaction Accounting Adjustments.

                Expand the pro forma statement of profit or loss on page F-63 to include the historical per share data of both Bra Pro and MAP.
General

48. Please remove any notes to draft or internal comments, such as the note on page 90.
         Additionally revise your disclosure to remove apparently unrelated references, such as wells, drilling rig, and oilfield equipment on page 13, or advise.
49. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. Kendrew Hartanto
FirstName
BrilliA Inc LastNameKendrew Hartanto
Comapany
March       NameBrilliA Inc
       28, 2024
March1128, 2024 Page 11
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FirstName LastName
       Please contact Beverly Singleton at 202-551-3328 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing